Filed by MidCap Financial Investment Corporation

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MidCap Financial Investment Corporation

Commission File No. 814-00646

Date: March 4, 2024

MidCap Financial Investment Corporation Investor Presentation March 2024 Unless otherwise noted, information as of December 31, 2023. Confidential and Proprietary - Not for distribution, in whole or in part, without the express written consent of Apollo Global Management, Inc. It should not be assumed that investments made in the future will be profitable or will equal the performance of the investments shown in this document.

APOLLO

Disclaimers, Definitions and Important Notes

Forward-Looking Statements

Some of the statements in this presentation constitute forward-looking statements because they relate to future events, future performance or financial condition. The forward-looking statements may include statements as to: future operating results of MidCap Financial Investment Corporation (the "Corporation", the "Company" or "MFIC", Apollo Senior Floating Rate Fund Inc. ("AFT"), and Apollo Tactical Income Fund Inc. ("AIF"), and distribution projections; business prospects of MFIC, AFT, and AIF, and the prospects of their portfolio companies, if applicable; and the impact of the investments that MFIC, AFT, and AIF expect to make. In addition, words such as "anticipate," "believe," "expect," "seek," "plan," "should," "estimate," "project" and "intend" indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this presentation involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the ability of the parties to consummate one or both of the Mergers (as defined below) contemplated by the Merger Agreement among MFIC, AFT and certain other parties thereto and the Merger Agreement among MFIC, AIF and certain other parties thereto on the expected timeline, or at all; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of the stockholders of MFIC, AFT, and AIF voting in favor of the applicable Proposals (as defined below); (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management's attention from ongoing business operations; (viii) the combined company's plans, expectations, objectives and intentions, as a result of the Mergers; (ix) any potential termination of one or both merger agreements; (x) the future operating results and net investment income projections of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company; (xi) the ability of Apollo Investment Management L.P. ("MFIC Adviser") to implement MFIC Adviser's future plans with respect to the combined company; (xii) the ability of MFIC Adviser and its affiliates to attract and retain highly talented professionals; (xiii) the business prospects of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company and the prospects of their portfolio companies; (xiv) the impact of the investments that MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company expect to make; (xv) the ability of the portfolio companies of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company to achieve their objectives; (xvi) the expected financings and investments and additional leverage that MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company may seek to incur in the future; (xvii) the adequacy of the cash resources and working capital of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company; (xviii) the timing of cash flows, if any, from the operations of the portfolio companies of MFIC, AIF, AFT or, following the closing of one or both of the Mergers, the combined company; (xix) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); and (xx) the risk that stockholder litigation in connection with one or both of the Mergers may result in significant costs of defense and liability. MFIC, AFT, and AIF have based the forward-looking statements included in this press release on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although MFIC, AFT, and AIF undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that MFIC, AFT, and/or AIF in the future may file with the Securities and Exchange Commission ("SEC"), including the Joint Proxy Statement and the Registration Statement (in each case, as defined below), annual reports on Form 10-K, annual reports on Form N-CSR, quarterly reports on Form 10-Q, semi-annual reports on Form N-CSRS and current reports on Form 8-K.

Past Performance

Past performance is not indicative nor a guarantee of future returns, the realization of which is dependent on many factors, many of which are beyond the control of Apollo Global Management, Inc., MFIC Adviser, Apollo Credit Management LLC, MFIC, AFT, and AIF. There can be no assurances that future dividends will match or exceed historic ones, or that they will be made at all. Net returns give effect to all fees and expenses. Unless otherwise noted, information included herein is presented as of the date indicated on the cover page and may change at any time without notice. MFIC, AFT and AIF are subject to certain significant risks relating to their businesses and investment objectives. For more detailed information on risks relating to MFIC, AFT and AIF, see the latest annual reports on Form 10-K, annual reports on Form N-CSR, quarterly reports on Form 10-Q, semi-annual reports on Form N-CSRS and current reports on Form 8-K, as applicable.

Financial Data

Financial data used in this presentation for the periods shown is from MFIC's, AFT's and AIF's Form 10-K, Form N-CSR, Form 10-Q and Form N-CSRS filings, as applicable, with the SEC during such periods. Unless otherwise indicated, the numbers shown herein are rounded and unaudited. Quarterly, semi-annual, and annual financial information for MFIC, AFT, and AIF refers to fiscal periods. All share and per share data shown herein is adjusted for the one-for-three reverse stock split of MFIC's common stock which took effect at the close of business on November 30, 2018.

Additional Important Disclosure

This presentation is confidential and may not be distributed, transmitted or otherwise communicated to others, in whole or in part, without the express written consent of Apollo Global Management, Inc. (together with its subsidiaries, "Apollo") and is intended solely for the use of the persons to whom it has been delivered. This presentation does not constitute an offer to sell, or the solicitation of an offer to buy, any security, product or service. This presentation and the transactions, investments, products, services, securities or other financial instruments referred to in this presentation are not directed to, or intended for distribution to or use by, any person or entity who is a citizen or resident of or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to any laws or regulations. Recipients may only use this presentation to the extent permitted by the applicable laws and regulations and should be aware of and observe all such applicable laws and regulations.

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APOLLO

Disclaimers, Definitions and Important Notes

"Assets Under Management", or "AUM", refers to the assets of the funds, partnerships and accounts to which Apollo provides investment management, advisory, or certain other investment-related services, including, without limitation, capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. AUM equals the sum of:

1. The net asset value ("NAV"), plus used or available leverage and/or capital commitments, or gross assets plus capital commitments, of the yield and certain hybrid funds, partnerships and accounts for which we provide investment management or advisory services, other than certain collateralized loan obligations ("CLOs"), collateralized debt obligations ("CDOs"), and certain perpetual capital vehicles, which have a fee-generating basis other than the mark-to-market value of the underlying assets; for certain perpetual capital vehicles in yield, gross asset value plus available financing capacity;
2. The fair value of the investments of equity and certain hybrid funds, partnerships and accounts Apollo manages or advise, plus the capital that such funds, partnerships and accounts are entitled to call from investors pursuant to capital commitments, plus portfolio level financings;
3. The gross asset value associated with the reinsurance investments of the portfolio company assets Apollo manages or advises; and
4. The fair value of any other assets that Apollo manages or advises for the funds, partnerships and accounts to which Apollo provides investment management, advisory, or certain other investment-related services, plus unused credit facilities, including capital commitments to such funds, partnerships and accounts for investments that may require pre-qualification or other conditions before investment plus any other capital commitments to such funds, partnerships and accounts available for investment that are not otherwise included in the clauses above.

Apollo's AUM measure includes Assets Under Management for which Apollo charges either nominal or zero fees. Apollo's AUM measure also includes assets for which Apollo does not have investment discretion, including certain assets for which Apollo earns only investment-related service fees, rather than management or advisory fees. Apollo's definition of AUM is not based on any definition of Assets Under Management contained in its governing documents or in any management agreements of the funds Apollo manages. Apollo considers multiple factors for determining what should be included in its definition of AUM. Such factors include but are not limited to (1) Apollo's ability to influence the investment decisions for existing and available assets; (2) Apollo's ability to generate income from the underlying assets in funds it manages; and (3) the AUM measures that Apollo uses internally or believe are used by other investment managers. Given the differences in the investment strategies and structures among other alternative investment managers, Apollo's calculation of AUM may differ from the calculations employed by other investment managers and, as a result, this measure may not be directly comparable to similar measures presented by other investment managers. Apollo's calculation also differs from the manner in which its affiliates registered with the SEC report "Regulatory Assets Under Management" on Form ADV Part I and Form PF in various ways. Apollo uses AUM, Gross capital deployed and Dry powder as performance measurements of its investment activities, as well as to monitor fund size in relation to professional resource and infrastructure needs.

No Offer or Solicitation

This Presentation is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this Presentation is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in MFIC, AFT or AIF or in any fund or other investment vehicle managed by Apollo or any of its affiliates.

Additional Information and Where to Find It

This presentation relates to the proposed Mergers (as defined below) and certain related matters (the "Proposals"). In connection with the Proposals, MFIC, AFT, and AIF will file with the SEC and mail to their respective stockholders a joint proxy statement on Schedule 14A (the "Joint Proxy Statement"), and MFIC will file with the SEC a registration statement that includes the Joint Proxy Statement and a prospectus of MFIC (the "Registration Statement"). The Joint Proxy Statement and the Registration Statement will each contain important information about MFIC, AFT, AIF and the Proposals. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. **STOCKHOLDERS OF MFIC, AFT, and AIF ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MFIC, AFT, and AIF AND THE PROPOSALS**. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC's website, http://www.sec.gov or, for documents filed by MFIC, from MFIC's website at https://www.midcapfinancialic.com, and, for documents filed by AFT, from AFT's website at https://www.apollofunds.com/apollo-senior-floating-rate-fund, and, for documents filed by AIF, from AIF's website at https://www.apollofunds.com/apollo-tactical-income-fund#shareholders.

Participants in the Solicitation

MFIC, its directors, certain of its executive officers and certain employees and officers of MFIC Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of MFIC is set forth in its proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on May 1, 2023. AFT, AIF, their directors, certain of their executive officers and certain employees and officers of Apollo Credit Management, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information about the directors and executive officers of AFT and AIF is set forth in the proxy statement for their 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2023. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the MFIC, AFT, and AIF stockholders in connection with the Proposals is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.

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Introduction MFIC Investment Highlights Table of Contents MFIC Accomplishment and Portfolio Review Proposed Mergers of MFIC, AFT, and AIF Conclusion Appendix 4

Introduction 5

INTRODUCTION

APOLLO

MidCap Financial Investment Corporation ("MFIC") Positioned to be a Pure Play Senior Secured Middle Market BDC

MidCap Financial

MidCap Financial[1] is a leading lender to middle market companies

MIDCAP FINANCIAL INVESTMENT CORPORATION

MFIC is a publicly traded (NASDAQ: MFIC) business development company ("BDC") treated as a regulated investment company ("RIC") for tax purposes focused on investing primarily in senior secured loans to middle market companies sourced from MidCap Financial's portfolio and investments

APOLLO

Apollo is a high growth global alternative asset manager with approximately $651 billion of AUM[2] and manages both MidCap Financial and MFIC [3]

Strong Alignment of Interest

% Equity Ownership in MFIC

- ✓ Apollo Global Management 3.8%
- ✓ MidCap Financial[2] 3.0%
- ✓ MFIC Directors and Officers[4] 1.2%

1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to the Corporation or to the Corporation's Investment Adviser. MidCap Financial is not obligated to take into account the Corporation's interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. 2. As of December 31, 2023. Please refer to the beginning of the presentation for the definition of AUM. 3. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc. MidCap Financial Investment Corporation ("MFIC") is managed by Apollo Investment Management, L.P., an affiliate of Apollo Global Management, Inc. 4. Excludes unvested restricted stock units.

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INTRODUCTION MFIC Snapshot General Corporate Information Investment Portfolio MFIC $2.33 billion Ticker Investment Portfolio NASDAQ Global Select 152 Exchange # of Portfolio Companies Net Assets $1.01 billion # of Industries 23 2 1 Kroll Bond Rating Agency BBB- / Stable Corporate Lending and Other % 92% Note: Past performance is not indicative nor a guarantee of future results. Information as of December 31, 2023. At fair value, unless otherwise noted. 1. Kroll Bond Rating Agency rating affirmed in June 2023. 2. Corporate lending includes leveraged lending, life sciences, franchise finance, asset based and lender finance. Excludes Merx Aviation and other select investments. 7

INTRODUCTION

APOLLO

Apollo Today: Integrated Asset Management and Retirement Services Capabilities

APOLLO
GLOBAL MANAGEMENT

$63B Market Capitalization[1]

4,000+ Employees Globally

A / A2 / A- Rated by Fitch, Moody's, S&P

ASSET MANAGEMENT

APOLLO
ASSET MANAGEMENT

$651B Assets Under Management

A / A2 / A- Rated by Fitch, Moody's, S&P

Solutions across the alternative risk spectrum

RETIREMENT SERVICES

ATHENE

~$21B Regulatory Capital[2]

A+ / A1 / A+ / A Rated by Fitch, Moody's, S&P, AM Best[3]

Wide range of retirement services

- #1 Alternative Credit Business[4]
- #1 Investment Grade Alternative Credit Business[4]
- #1 US Annuity Sales[5]
- 33 YEARS Long track record in Private Equity: IRR since inception: 32% (gross) 22% (net)[6]
- 18% Assets Under Management 5-Year CAGR

As of December 31, 2023, unless noted otherwise. Past performance is not indicative nor a guarantee of future results. Apollo Asset Management, Inc., is the asset management business of Apollo Global Management, Inc. Please refer to the beginning of this presentation for the definition of Assets Under Management. 1. As of February 7, 2024. 2. Represents the aggregate capital of Athene's US and Bermuda insurance entities as of September 30, 2023, determined with respect to each insurance entity by applying the statutory accounting principles applicable to each such entity. Adjustments are made to, among other things, assets and expenses at the holding company level. 3. Financial strength ratings for insurance operating companies. Strength ratings are statements of opinions and not statements of facts or recommendations to purchase, hold or sell securities. They do not address the suitability of securities for investment purposes and should not be relied on as investment advice. 4. Based on AUM as disclosed in public filings. 5. 2Q'23 YTD industry rankings per Life Insurance Marketing and Research Association (LIMRA). 6. As of December 31, 2023. For the period 1990 through 2023. Includes performance from Fund I through Fund IX. Fund-level performance is available upon request.

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INTRODUCTION

APOLLO

MidCap Financial[1] is a Leading Middle Market Lender

Full-Service Finance Company

- Founded in 2008
- Focused on senior debt solutions to middle market companies across multiple industries
- Extensive coverage of middle market sponsors
- Lead / sole lender on most transactions
- Privately-held by institutional investors and managed by a subsidiary of Apollo

Scaled Platform with Strong Credit Track Record

- Well-established provider of senior debt solutions to middle market companies and has what we believe to be an exceptionally strong track record through multiple economic cycles

MidCap Financial

Experienced Leadership Team

- Headquartered in Bethesda, MD
- Senior leadership of MidCap Financial has deep industry expertise -MidCap Financial & other blue chip lenders including Merrill Lynch Capital, GE Capital, and Heller Financial

Managed by Apollo

- Hub of Apollo's private middle market credit business
- Sources assets for its own balance sheet and for other Apollo-managed capital, including MFIC

Key Members of Management Team Working Together
25+ Years

Annual Originations [2]
~ $15 Bn

Commitments Managed / Serviced [3]
~ $50 Bn

Employees
~ 300

Global Offices
12

Information as of December 31, 2023. 1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to the Corporation or to the Corporation's Investment Adviser. MidCap Financial is not obligated to take into account the Corporation's interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. 2. Based on last twelve months through December 31, 2023. 3. Includes commitments managed by MidCap Financial Services Capital Management LLC, a registered investment adviser, as reported under Item 5.F on Part 1 of its Form ADV. For more information about MidCap Financial, please visit http://www.midcapfinancial.com.

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MFIC Investment Highlights 10

MFIC INVESTMENT HIGHLIGHTS

APOLLO

MFIC Investment Highlights

1 Secular Tailwinds	▪ Bank retrenchment from lending expands opportunity set for non-bank lenders resulting in attractive environment for private credit origination ▪ Value proposition for direct lending in terms of flexibility and reliability have continued to drive increased market share for direct lending
2 Robust Origination Capabilities	▪ Primarily focused on senior secured middle market loans sourced from Midcap Financial's[1] portfolio and investments; MidCap Financial[1] is a leading middle market lender with a broad suite of financing solutions ▪ Affiliation with Apollo provides significant benefits; Ability to co-invest with broader Apollo platform enhances ability to win deals on the basis of size and certainty of execution[2]
3 Prudent Portfolio Construction	▪ Emphasis on first lien, cash pay, and diversification by sponsor, industry and end market ▪ Ability to participate in large commitments while maintaining granular positions
4 Shareholder-Friendly Fee Structure	▪ Industry leading fee structure among listed BDCs supports MFIC's senior secured investment strategy

1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to the Corporation or to the Corporation's Investment Adviser. MidCap Financial is not obligated to take into account the Corporation's interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. 2. On December 29, 2021, the Corporation received an exemptive order from the SEC, which was amended on January 10, 2023 (the "Order"), permitting greater flexibility to participate in co-investment transactions with certain of its affiliates where terms other than price and quantity are negotiated, subject to the conditions included therein. The Order superseded a prior exemptive order received from the SEC on March 29, 2016.

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MFIC INVESTMENT HIGHLIGHTS: SECULAR TAILWINDS Bank Continued Retrenchment from Middle Market Lending Expands the 1 Opportunity for Non-Bank Lenders 1 2, 3 Total Number of U.S. Banks Continues to Decline Banks’ Reduced Participation in Loan Market 12,000 100% ~ 65%+ reduction in bank share of the loan market since 1994 50%+ decline since 2000 90% 10,000 80% 72% 70% 75% 8,000 60% 50% 6,000 40% 30% 25% 4,000 28% 20% 10% 2,000 0% 0 Banks & Securities Firms Non-banks 1. Source: FDIC as of September 30, 2023. FDIC-Insured commercial banks and savings institutions. 2. Source: PitchBook LCD Quarterly Leveraged Lending Review 4Q 2023. Due to a significant decline in loan issuance in the last 12 months, LCD did not track enough observations to compile meaningful averages for investor analysis for 2023. 3. Non-banks includes institutional investors and finance companies. 12 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022

MFIC INVESTMENT HIGHLIGHTS: SECULAR TAILWINDS Strong Demand for Loans to Middle Market Companies 1 th 2 U.S. Middle Market is equivalent to the 5 largest global economy¹ Private Equity Dry Powder and Implied Loan Demand ($ in billions) $645 $645 Significant dry powder Significant dry powder should translate into Significant dry powder There are nearly 200,000 U.S. middle market should translate into strong loan demand should translate into businesses that represent one-third of private strong loan demand strong loan demand sector GDP and Employment United States China Japan Germany U.S. Middle Market Dry Powder Implied Potential Loan Demand (Middle-market focused PE firms) (assuming 50% capitalization rate) 1. Source: The National Center for the Middle Market Year End 2023 Middle market Indicator Report. 2. Source: Prequin. As of February 2024. 13

MFIC INVESTMENT HIGHLIGHTS: SECULAR TAILWINDS How Private Credit Produces Better Outcomes for Lenders 1 Broadly Syndicated Direct Origination Loans Credit Documentation Control Due Diligence Access Partial Full Relationship with Borrower Limited Comprehensive Origination and Spread Economics Syndication Control Recurring Flow and Allocation Control Direct origination makes it possible to control the structure, the process and documentation Reflects the views and opinions of Apollo Analysts. Subject to change at any time without notice. 14

MFIC INVESTMENT HIGHLIGHTS: ROBUST ORIGINATION CAPABILITIES

2 MidCap Financial's[1] Strong Strategic Partnership with Apollo


Apollo Platforms
Yield Origination Capabilities
MidCap Financial is Apollo's primary direct origination platform in private middle market credit
Assets + Demand
MidCap Financial

- **Full service finance company** focused on senior debt needs of the middle market
- **Large permanent capital base** with long term credit relationships make MidCap Financial an extremely well capitalized market participant
- **Customized solutions** and ability to execute quickly
- **Fully scalable infrastructure** to allow for managing any structure or type of credit
- **Strategic relationship with Apollo** provides industry-leading access to capital markets, which allows MidCap Financial to provide financial support to customers throughout their life cycles

1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to the Corporation or to the Corporation's Investment Adviser. MidCap Financial is not obligated to take into account the Corporation's interests (or those of other potential participants in assets sourced) when sourcing loans across its platform.

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MFIC INVESTMENT HIGHLIGHTS: ROBUST ORIGINATION CAPABILITIES

2 MidCap Financial[1] Offers a Broad Suite of Products, Providing Solutions to Nearly All Financing Needs of Middle Market Clients

MidCap Financial | In Alliance with Apollo

Business Segments

- Asset Based Lending
- Real Estate Lending
- Lender Finance
- Life Sciences and Technology Lending
- Franchise Lending
- Leveraged Lending

Product Capabilities

- Senior Cash Flow Debt
- Senior Franchise Debt
- Senior Asset Based Debt
- First Mortgage Debt
- Senior Venture Debt

Middle Market

1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to the Corporation or to the Corporation's Investment Adviser. MidCap Financial is not obligated to take into account the Corporation's interests (or those of other potential participants in assets sourced) when sourcing loans across its platform.

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MFIC INVESTMENT HIGHLIGHTS: ROBUST ORIGINATION CAPABILITIES

APOLLO

2 MidCap Financial[1] Proven Leadership in Industry

Middle Market Lending League Table [2]

Rank	Lender	# Deals
1	Antares Capital	183
2	MIDCAP FINANCIAL	159
3	TPG Twin Brook	138
4	Churchill	124
5	Ares Capital Corp	107
6	Crescent Capital	89
7	Apogem Capital (fka Madison Capital)	70
8	Monroe Capital	66
8	Morgan Stanley Private Credit	66
9	Barings	65
10	Deerpath Capital	58

1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to the Corporation or to the Corporation's Investment Adviser. MidCap Financial is not obligated to take into account the Corporation's interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. 2. Source: KBRA DLD's rankings for full year 2023. Reflects lenders serving as lead/co-lead.

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MFIC INVESTMENT HIGHLIGHTS: PRUDENT PORTFOLIO CONSTRUCTION

APOLLO

3 Investment Strategy

MIDCAP FINANCIAL
INVESTMENT CORPORATION

Focused on First Lien Loans to Middle Market Companies

Focused on true first lien assets, top of the capital structure, with flexibility to invest across the capital structure

Assets Primarily Sourced by MidCap Financial's[1] Portfolio and Investments

Primarily focused on senior secured middle market loans sourced by Midcap Financial, a leading middle market lender with a broad product suite and significant expertise in niche asset classes

Ability to co-invest with MidCap Financial and the broader Apollo platform enhances ability to win deals on the basis of size and certainty of execution[2]

Prudent Portfolio Construction

Prudent portfolio construction including granular position sizes and emphasis on diversification - by sponsor, industry, and end market

MFIC positioned to be a pure play senior secured middle market BDC

1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to the Corporation or to the Corporation's Investment Adviser. MidCap Financial is not obligated to take into account the Corporation's interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. 2. On December 29, 2021, the Corporation received an exemptive order from the SEC, which was amended on January 10, 2023 (the "Order"), permitting greater flexibility to participate in co-investment transactions with certain of its affiliates where terms other than price and quantity are negotiated, subject to the conditions included therein. The Order superseded a prior exemptive order received from the SEC on March 29, 2016.

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MFIC INVESTMENT HIGHLIGHTS: PRUDENT PORTFOLIO CONSTRUCTION

APOLLO

3 MFIC Compares Favorably to BDC Averages on Select Key Metrics

We believe MFIC's portfolio is more senior when compared to BDC peers which should mitigate some of the credit risks in a more challenging operating environment

First Lien Exposure[1]


87%
75%
MFIC
BDC Average

We believe MFIC's revenue quality is higher compared to peers with far less contribution from non-cash sources of income

PIK Income % Total Income[2]


7%
1%
MFIC
BDC Average

We believe MFIC's relatively high exposure to floating rate loans helps lower interest rate risk

Floating Rate Exposure[1, 3]


86%
83%
MFIC
BDC Average

Note: Past performance is not indicative nor a guarantee of future results. 1. Source: Raymond James Business Development Company Weekly, January 22, 2024. 2. Source: Calculated based on data from Wells Fargo 1Q24 BDC Scorecard, January 29, 2024. Based on TTM data as of September 30, 2023. 3. MFIC's corporate lending portfolio is 100% floating rate. Corporate lending includes leveraged lending, life sciences, franchise finance, asset based and lender finance. Excludes Merx Aviation and other select investments.

19

MFIC INVESTMENT HIGHLIGHTS: SHAREHOLDER FRIENDLY FEE STRUCTURE MFIC Has the Lowest Fee Structure, Among Listed BDCs 4 MFIC charges a management fee of 1.75% on net assets (i.e., equity) (equates to ~0.75% on gross assets) while all comparable listed BDCs charge on gross assets at a higher comparable rate. 2.0% 1.90% 1.75% 32.0% 1.70% 1.5% 1.5% 1.5% 1.5% 1.5% 1.5% 1.5% 1.5% 1.5% 1.5% 1.5% 1.50% 1.4% 27.0% 1.25% 1.30% 1.10% 1.0% 1.0% 1.0% 1.0% 1.0% 1.0% 22.0% 0.90% 0.75% 20% 20.0% 20% 20% 20% 20% 20% 20% 0.70% 17.0% 17.5% 17.5% 17.5% 17.5% 17.5% 17.5% 17.5% 17.5% 17.5% 17.5% 17.5% 17.5% 0.50% 15.0% 15.0% 12.0% 0.30% MFIC BXSL GBDC GSBD MSDL NCDL PFLT BBDC NMFC ARCC BCSF TCPC CGBD CION FSK OCSL OBDC OBDE PNNT TSLX SLRC PSEC Total Return Yes Yes Yes Yes Yes Yes No Yes No No Yes Yes No No No No No No No No No No Hurdle Management Fee on Assets Incentive Fee Rate Source: Company filings. All BDC data shown as of December 31, 2023. Peer set is defined as largest externally managed, diversified BDCs and excludes one BDC which does not have a comparable investment strategy. There can be no assurance that the BDCs presented will continue to have the BDC fee structures presented. Fee structure comparison includes managements fees and incentive in income and capital gains. Certain BDCs may not charge management fees on cash and / or have tiered fee structures. MFIC’s new fee structure became effective on January 1, 2023. Prior to this reduction, MFIC’s base management fee was 1.5% on gross assets financed using leverage up to 1.0x debt-to-equity and 1.0% on gross assets financed using leverage over 1.0x debt-to equity. 20

MFIC 2023 Accomplishments and Portfolio Review 21

MFIC 2023 ACCOMPLISHMENTS AND PORTFOLIO REVIEW

APOLLO

2023 Key Accomplishments

✓ Generated Solid ROE's[1]	• Net Investment Income ROE of 11.7% benefitted from elevated base rates, solid fee and prepayment income, and MFIC's industry leading fee structure • Net Income ROE of 11.9% aided by modest portfolio appreciation given stable performance of our borrowers
✓ Demonstrated NAV Stability and Growth	• NAV per share rose $0.31 (from $15.10 as of 12/31/22 to $15.41 as of 12/31/23) or 2.1% as net investment income outpaced distributions by 17% • Approach to dividends seeks to provide shareholders with an attractive current yield, while also retaining some earnings for NAV stability and growth
✓ Enhanced Liability Structure	• Amended Senior Secured Revolving Credit Facility including extending final maturity by over 2 years and achieving a slight reduction in pricing • Closed inaugural CLO (MFIC Bethesda CLO 1 LLC), a $402 million CLO secured by middle market loans, with the issuance of $230 million of AAA notes with a spread of 240 bps over SOFR • Issued $80 million of 8.0% unsecured notes due 2028 in December 2023
✓ Corporate Lending Portfolio Demonstrated Resilience Despite Headwinds	• Reaping the rewards of our multi-year focus on investing in true first lien middle market loans sourced by MidCap Financial[2] • Investments on non-accrual status remain very low- $5.7 million or 0.2% of the total portfolio[3] • Portfolio company weighted average net leverage improved to 5.27x as of 12/31/23, compared to 5.49x as of 12/31/22 • Portfolio company weighted average attachment point improved to 0.1x as of 12/31/23, compared to 0.2x as of 12/31/22
✓ Significant Progress Reducing Exposure to Merx	• Sold 26 aircraft reducing owned fleet from 57 to 31 • Reduced MFIC's investment in Merx by 27% which reflects a $76 million return of capital

Note: Information on this slide is for the calendar year ended December 31, 2023. Past performance is not indicative nor a guarantee of future results. 1. NII ROE defined as net investment income dividend by average net assets. Net Income ROE defined as net increase (decrease) in net assets resulting form operations divided by average net assets. 2. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to the Corporation or to the Corporation's Investment Adviser. MidCap Financial is not obligated to take into account the Corporation's interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. 3. As of December 31, 2023. At fair value.

22

APOLLO

MFIC Senior Secured Diversified Investment Portfolio

Portfolio Snapshot

Portfolio	$2.33 bn
# of Portfolio Companies	152
# of Industries	23
Corporate Lending and Other[1] % Total Portfolio	92%
Non-Accrual % Total Portfolio	0.2%

Corporate Lending Portfolio Statistics

Weighted Average Yield [2]	12.2%
Weighted Average Spread over SOFR	623 bps
First Lien	96%
Floating Rate	100%
Sponsored	88%
Pursuant to co-investment order [3]	86%
Average exposure	$14.7 mn
% with financial covenants [4]	98%
Median EBITDA [5]	$47 mn
Weighted Avg Net Leverage [5, 6, 7, 8]	5.27 x
Weighted Avg Attachment Point [5, 6, 7, 8]	0.1 x
Weighted Avg Interest Coverage [5, 6, 8, 9]	1.9 x

Portfolio by Strategy


8%
9%
7%
77%
Corporate Lending and Other
Leveraged Lending
Life Sciences
Lender Finance, Asset Based, Franchise Finance and Other
Aviation [11]

Portfolio by Industry


17.8%
19.3%
2.6%
2.9%
3.1%
3.6%
4.8%
17.5%
8.1%
8.4%
11.9%
High Tech Industries
Healthcare & Pharmaceuticals
Business Services
Aviation[11] and Consumer Transport
Consumer Services
Beverage, Food & Tobacco
Consumer Goods – Non-durable
Transportation – Cargo, Distribution
Manufacturing, Capital Equipment
Automotive
Other [10]

Note: As of December 31, 2023. At fair value, unless otherwise noted. Subject to change at any time. without notice. Past performance is not indicative nor a guarantee of future results. There is no guarantee that similar allocations or investments will be available in the future. Diversification does not ensure profit or protect against loss. 1. Corporate lending includes leveraged lending, life sciences, franchise finance, asset based and lender finance. Excludes Merx Aviation and other select investments. 2. Weighted average yield on debt investments. On a cost basis. Exclusive of investment on non-accrual status. Based on average of beginning of period and end of period portfolio yield. 3. On December 29, 2021, the Corporation received an exemptive order from the SEC, which was amended on January 10, 2023 (the "Order"), permitting greater flexibility to participate in co-investment transactions with certain of its affiliates where terms other than price and quantity are negotiated, subject to the conditions included therein. The Order superseded a prior exemptive order received from the SEC on March 29, 2016. 4. On a cost basis. 5. Source: Company data. 6. Through MFIC position based on corporate lending portfolio. 7. Excludes select investments where metric is not relevant or appropriate or data is not available. 8. Weighted average by cost. Current metric. 9. The weighted average interest coverage ratio of the corporate lending portfolio was 1.8x based on TTM EBITDA through September 2023 and estimated annualized interest expense assuming December 31, 2023 base rates. 10. Other includes: Diversified Investment Vehicles, Banking, Finance, Real Estate; Insurance; Chemicals, Plastics & Rubber; Wholesale; Advertising, Printing& Publishing; Construction & Building; Retail; Hotel, Gaming, Leisure, Restaurants; Consumer Goods –Durable; Utilities –Electric; Telecommunications; Energy –Electricity and Energy –Oil & Gas. 11. As of December 31, 2023, Merx owned 31 aircraft with weighted average age ~13.2 years and weighted average lease maturity of ~3.5 years.

23

MFIC 2023 ACCOMPLISHMENTS AND PORTFOLIO REVIEW MFIC Credit Quality Remains Resilient 1 2 Median LTM EBITDA Net Leverage and Attachment Point Net Leverage Attachment Point $55 $54 5.49 x 5.45 x 5.45 x 5.44 x 5.27 x $50 $48 $47 0.2 x 0.1 x 0.1 x 0.1 x 0.1 x Dec-22 Mar-23 Jun-23 Sep-23 Dec-23 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23 3 4 Cash Interest Coverage Investments on Non-Accrual Status $50.0 0.8% $45.0 0.7% $40.0 2.5 x 0.6% 0.5% 2.3 x $35.0 2.1 x 1.9 x 1.9 x 0.5% $30.0 0.4% 0.4% $25.0 0.4% 0.3% $20.0 0.3% 0.2% $12 $15.0 $10 $9 0.2% $7 $10.0 $6 0.1% $5.0 $0.0 0.0% 2 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23 Investments on non-accrual $ % total portfolio Note: Past performance is not indicative nor a guarantee of future results. Source: Company data. 1. Based on corporate lending portfolio. Excludes select investments where metric is not relevant or appropriate or data is not available. 2. Weighed average by cost. Current metric. Through MFIC position. 3. The weighted average interest coverage ratio of the corporate lending portfolio was 1.8x based on TTM EBITDA through September 2023 and estimated annualized interest expense assuming December 31, 2023 base rates. 4. At fair value. 24

Proposed Mergers of MFIC, AFT, and AIF 25

PROPOSED MERGERS OF MFIC, AFT, AND AIF We Believe the Proposed Mergers of AFT and AIF with MFIC 1 are in the Best Interests of All Shareholders & MFIC AFT & AIF 2 2 P Expected to be accretive to return on equity and net investment income per share ü Expected to be accretive to return on equity and net investment income per share P Special cash dividendü Special cash payment and additional special cash dividend ü Increased scaleü Increased scale ü Expected to result in greater stock liquidityü Expected to result in greater stock liquidity ü Potentially expands MFIC’s research analyst coverageü Gains benefit of research analyst coverage ü Expected to improve access to capitalü Expected to improve access to capital ü Potential operational synergiesü Potential operational synergies ü Expected to improve portfolio metrics Proposed Mergers Create a Larger, More Scaled BDC Focused on Middle Market Direct Lending 1. In connection with the consideration of the transactions, the boards of directors of MFIC, AFT, and AIF each established a special committee, consisting only of certain independent directors (the “MFIC Special Committee” and the “CEF Special Committees”). The boards of directors of MFIC, AFT and AIF unanimously approved their respective mergers in consideration of the unanimous recommendations of the MFIC Special Committee and respective CEF Special Committees. 2. ROE denotes return on equity and NII denotes net investment income. 26

PROPOSED MERGERS OF MFIC, AFT, AND AIF Significant Shareholder Financial Benefits Related to the Transactions Special Cash Payment to • An affiliate of Apollo will make a special cash payment of $0.25 per share to each AFT or AIF shareholder of record as of the closing 1 AFT and AIF Shareholders date of the applicable transaction, following the closing of the applicable merger. • Following the closing of the Merger(s), as applicable, MFIC will pay a cash dividend of $0.20 per share. The exact record date for the Special Cash Dividend $0.20 per share special dividend will be determined by the MFIC Board of Directors based upon the timing of the closings of the to Shareholders 2 Merger(s). • All merger-related expenses will be reimbursed by an affiliate of Apollo for each successful transaction. • A portion of the merger-related expenses of AFT or AIF, as applicable, will be reimbursed by an affiliate of Apollo, if the respective Transaction Expense transaction is not successful; the remainder will be borne by AFT or AIF, as applicable. Reimbursement • In addition, a portion of the merger-related expenses of MFIC will be reimbursed by an affiliate of Apollo if neither transaction is successful; the remainder will be borne by MFIC. 1. The exact record date will be the closing date of the applicable transaction. The specific tax characteristics of the $0.25 per share special cash payment have not yet been determined. Apollo and its affiliates make no assurances regarding the tax treatment to stockholders of the receipt of this special cash payment. 2. The specific tax characteristics of the $0.20 per share special dividend have not yet been determined and will be reported to stockholders on Form 1099 after the end of the calendar year in which it is paid. Apollo and its affiliates make no assurances regarding the tax treatment to stockholders of the receipt of this special dividend. 27

PROPOSED MERGERS OF MFIC, AFT, AND AIF

APOLLO

Overview of MFIC, AFT, and AIF

	MidCap Financial Investment Corporation NASDAQ: MFIC	Apollo Senior Floating Rate Fund Inc. NYSE: AFT	Apollo Tactical Income Fund Inc. NYSE: AIF
Structure	Listed Business Development Company ("BDC") Regulated under the 1940 Act	Listed Closed End Fund ("CEF") Registered under the 1940 Act	Listed Closed End Fund ("CEF") Registered under the 1940 Act
Investment Objective	Generate current income and, to a lesser extent long-term capital appreciation	Seek current income and preservation of capital by investing primarily in senior, secured loans made to companies whose debt is rated below investment grade and investments with similar economic characteristics.	Primary objective is to seek current income with a secondary objective of preservation of capital by investing in a portfolio of senior loans, corporate bonds and other credit instruments of varying maturities
Inception Date	April 8, 2004	February 23, 2011	February 25, 2013
Tax Structure	Regulated investment company ("RIC")	Regulated investment company ("RIC")	Regulated investment company ("RIC")
Portfolio Size / Direct Origination % [1, 2]	$2.37 billion / 92%	$346 million / 23%	$311 million / 33%
Net Asset Value [2]	$997 million	$234 million	$212 million
Net Asset Value Per Share [2]	$15.28	$15.05	$14.63
Shares Outstanding [2]	65,253,275	15,573,575	14,464,026
Regulatory Minimum Asset Coverage Ratio	150%	300% [3]	300% [3]
Investment Adviser	Apollo Investment Management, L.P., an affiliate of Apollo Global Management, Inc.	Apollo Credit Management, LLC. an affiliate of Apollo Global Management, Inc.	Apollo Credit Management, LLC. an affiliate of Apollo Global Management, Inc.

1. At fair value. 2. As of September 30, 2023. 3. On debt.

28

PROPOSED MERGERS OF MFIC, AFT, AND AIF APOLLO

Summary of Key Terms of the Transactions[1]

Structure of the Mergers	• MFIC to acquire 100% of AFT and AIF in two parallel stock-for-stock transactions, with shares to be exchanged on a NAV-for-NAV basis[2] • The Mergers will result in an ownership split of the combined company proportional to each of MFIC's, AFT's, and AIF's respective net asset values • MFIC will be the surviving entity in both mergers and will continue to operate as a BDC and trade under the ticker symbol "MFIC" on the NASDAQ Global Select Exchange • The Transactions are intended to be treated as tax-free reorganizations
Special Cash Payment [3]	• Cash payment of $0.25 per share from an affiliate of Apollo Global Management, Inc. ("Apollo") to each AFT or AIF shareholder of record as of the closing of the applicable transaction, following the closing of the applicable transaction
Special Cash Dividend [4]	• Following the closing of the Merger(s), as applicable, MFIC will pay a cash dividend of $0.20 per share. The exact record date for the $0.20 per share special dividend will be determined by the MFIC Board of Directors based upon the timing of the closings of the Merger(s)
Pro Forma Balance Sheet	• Combined company will have approximately $3.4 billion of investments and $1.4 billion of net assets[5] • No change to MFIC's investment strategy which will remain focused on first lien floating rate loans to middle market companies, primarily sourced by MidCap Financial[6] • AFT's and AIF's liquid assets will be rotated in the ordinary course into first lien floating rate loans to middle market companies, primarily sourced by MidCap Financial [6] • The mergers unlock approximately $330 million of incremental asset capacity due to MFIC's lower minimum asset coverage[7] • AFT's and AIF's existing indebtedness will be repaid by MFIC contemporaneous to the closing of each transaction
Merger Contingency	• The mergers are not contingent on each other; i.e., MFIC can acquire one fund if shareholder approval is not obtained for both funds
Transaction Expenses	• All merger-related expenses will be reimbursed by an affiliate of Apollo for each successful transaction • A portion of the merger-related expenses of AFT or AIF, as applicable, will be reimbursed by an affiliate of Apollo, if the respective transaction is not successful; the remainder will be borne by AFT or AIF, as applicable • In addition, a portion of the merger-related expenses of MFIC will be reimbursed by an affiliate of Apollo if neither transaction is successful; the remainder will be borne by MFIC
Post-Merger Governance	• Apollo Investment Management, L.P., an affiliate of Apollo will continue to serve as the investment adviser of the combined company • All current MFIC officers and directors will remain in their current positions
Closing Conditions	• MFIC Affirmative vote of a majority of votes cast • AFT Affirmative vote of majority of outstanding shares • AIF Affirmative vote of majority of outstanding shares • Other customary closing conditions
Expected Timing	• Filed a registration statement and preliminary joint proxy statement / prospectus • Anticipated closing in the first half of 2024, subject to shareholder approvals and other customary closing conditions

1. The descriptions set forth above are a summary of certain terms and are not intended to be complete. Please refer to the Merger Agreements for complete descriptions of the key terms of each merger. 2. The NAV's used in determining the exchange ratios will include any distributions declared prior to each closing and will be determined within 48 hours prior to closing of the applicable merger. 3. The exact record date will be the closing date of the applicable transaction. The specific tax characteristics of the $0.25 per share special cash payment have not yet been determined. Apollo and its affiliates make no assurances regarding the tax treatment to stockholders of the receipt of this special cash payment 4. The specific tax characteristics of the $0.20 per share special dividend have not yet been determined and will be reported to stockholders on Form 1099 after the end of the calendar year in which it is paid. Apollo and its affiliates make no assurances regarding the tax treatment to stockholders of the receipt of this special dividend. 5. Based on net assets as of September 30, 2023 for MFIC, AFT, and AIF. Includes the impact of the special cash dividend of $0.20 per share from the combined company, payable after the closings to each MFIC share, including existing MFIC shares and the newly issued MFIC shares. Based on MFIC's net leverage ratio of 1.40x. The net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets. 6. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to MFIC or MFIC's Investment Adviser. MidCap Financial is not obligated to take into account MFIC's interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. 7. MFIC is subject to a 150% minimum asset coverage requirement pursuant to Section 61(a)(2) of the 1940 Act, as amended by The Small Business Credit Availability Act ("SBCAA"). AFT and AIF are both subject to a 300% minimum asset coverage requirement on debt pursuant to Section 18 of the 1940 Act.

29

PROPOSED MERGERS OF MFIC, AFT, AND AIF Illustrative Exchange Ratios and MFIC Pro Forma Ownership 1 Illustrative Exchange Ratios Pro Forma Ownership AFT AIF $15.05 $14.63 AFT NAV Per Share AIF NAV Per Share $15.28 $15.28 AIF MFIC NAV Per Share MFIC NAV Per Share 15% 0.9849 x 0.9577 x Exchange Ratio Exchange Ratio AFT Pro Forma 16% 2 15.6 14.5 Net Assets AFT Shares Outstanding AIF Shares Outstanding $1,424 MFIC 15.3 13.9 69% MFIC Shares Issued MFIC Shares Issued to AFT Shareholders to AIF Shareholders 29.2 Total MFIC Shares Issued 1. Illustrative exchange ratios based on NAV per share for MFIC, AFT, and AIF as of September 30, 2023. Under the terms of each merger agreement, AFT and AIF shareholders will receive an amount of new MFIC shares based upon the net asset values of each company at the time each closing. The NAV’s used in determining the exchange ratios will include any distributions declared prior to each closing and will be determined within 48 hours prior to closing of the applicable merger. Changes in the NAV per share of MFIC, AFT, and AIF before the consummation of the mergers may impact the exchange ratios. 2. Pro forma net assets includes the impact of the special cash dividend of $0.20 per share from the combined company, payable by MFIC after the closing of the Merger(s). 30

PROPOSED MERGERS OF MFIC, AFT, AND AIF

APOLLO

Total Consideration to AFT and AIF (Illustrative[1])

MFIC to acquire 100% of AFT and AIF in two parallel stock-for-stock transactions, with shares to be exchanged on a NAV-for-NAV basis.[2] In addition, an affiliate of Apollo will make a special cash payment of $0.25 per share to each AFT or AIF shareholder of record as of the closing date of the applicable transaction, following the closing of the applicable transaction.[3]

AFT


$15.05
1 share of AFT
$15.05
NAV-for-NAV
$15.30
$0.25
0.9849x share of
MFIC
$15.05
Pre Merger
Value Per Share
Total Consideration
NAV
Cash payment from Apollo

AIF


$14.63
1 share of AIF
$14.63
NAV-for-NAV
$14.88
$0.25
0.9577x share of
MFIC
$14.63
Pre Merger
Value Per Share
Total Consideration
NAV
Cash payment from Apollo

1. Illustrative exchange ratio based on MFIC, AFT, and AIF NAV per share as of September 30, 2023. 2. Under the terms of each merger agreement, AFT and AIF shareholders will receive an amount of new MFIC shares based upon the net asset values of each company at the time of each closing. The NAV's used in determining the exchange ratios will include any distributions declared prior to each closing and will be determined within 48 hours prior to the closing of the applicable merger. Changes in the NAV per share of MFIC, AFT, and AIF before the consummation of the mergers may impact the exchange ratios. 3. The exact record date will be the closing date of the applicable transaction. The specific tax characteristics of the $0.25 per share special cash payment have not yet been determined. Apollo and its affiliates make no assurances regarding the tax treatment to stockholders of the receipt of this special cash payment.

31

PROPOSED MERGERS OF MFIC, AFT, AND AIF

APOLLO

Post Transaction MFIC Has Greater Scale and More Earnings Power

Enhanced Size and Liquidity

MFIC Net Assets ($ in millions)[1]


43%
$997
$1,424
9/30/2023
Pro forma

Greater Portfolio Diversification

MFIC Investment Portfolio ($ in millions)[2]


42%
$2,369
$3,358
9/30/2023
Pro forma
149 companies
215 companies

Potential ROE Expansion

MFIC Net Investment Income Return on Equity[3]


11.3%
3Q 2023

Drivers of ROE Expansion
Increased portfolio yield • Intend to rotate existing AFT / AIF liquid assets into higher yielding directly originated loans in the ordinary course • These liquid assets are owned throughout the Apollo platform which will help facilitate rotation
Increased portfolio diversification • More individual borrowers • Lower % exposure to Merx
Cost synergies • Elimination of certain duplicative expenses
Improved access to capital • Better pricing • More favorable terms

1. Pro forma net assets based on MFIC, AFT, and AIF net assets as of September 30, 2023. Includes the impact of the $0.20 per share special dividend to be paid by MFIC after the close of the Merger(s). 2. At fair value. Pro forma portfolio based on net leverage ratio of 1.40x. The net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets. Pro forma number of companies assumes $15.0 million average company exposure for incremental assets. 3. MFIC net investment income return on equity based on annualized net investment income for the quarter ended September 30, 2023 divided by net assets as of June 30, 2023.

32

PROPOSED MERGERS OF MFIC, AFT, AND AIF
APOLLO

Expense Synergies

The proposed mergers of AFT and AIF with MFIC are expected to be accretive to net investment income in part due to the opportunity for operating synergies by eliminating certain duplicative corporate expenses

Category	Potential Savings
Administrative	• Administrative fees • Insurance • Listing fees • Regulatory fees
Other professional services	• Legal expenses • Audit fees • Board of Directors • Internal audit fees • Tax related expenses • Printing and mailing expenses

Annual G&A Expenses ($ in millions)[1]


~$3.1 m potential savings
$19.1
$16.0
MFIC + AFT + AIF (current expenses)
Pro forma expenses

	Pre-Merger	Pro forma [3]
Expense ratio [2]	0.60%	0.47%

1. Current expenses reflect general and administrative expenses for last twelve months as of September 30, 2023. 2. Expense ratio defined as general and administrative expense for last twelve months as of September 30, 2023 divided by average quarterly total assets from September 30, 2022 through September 30, 2023. 3. Pro forma expense ratio reflects potential general and administrative savings of $3.1 million and pro forma balance sheet of approximately $3.4 billion.

33

Average Daily Valued Traded 3 Month PROPOSED MERGERS OF MFIC, AFT, AND AIF Increased Scale and Secondary Market Liquidity Potential for increased stock liquidity could lead to increased institutional ownership 2 1 Market Cap, Trading Volume & Research Coverage ($ in millions) Net Asset Value ($ in millions) $1,600 Market Capitalization Average Daily Value Traded 3 Months ($19) $212 $1,424 $1,600 $10.0 $1,400 $234 $9.0 $1,400 $1,200 $1,279 $997 $8.0 $1,000 $1,200 $7.0 $800 $1,000 $882 $6.0 $600 $800 $5.0 $4.0 $400 $600 $3.0 $200 $400 $2.0 $2.5 $206 $191 $0 $200 $1.0 MFIC AFT AIF Special $0.20 MFIC $1.3 $0.8 Per Share Pro forma $0 $- Dividend MFIC AFT AIF MFIC Pro forma Potentially 10 0 0 The combination of MFIC, AFT, and AIF would result in a Research expands MFIC’s analysts analysts analysts larger, more scaled BDC Coverage analyst coverage 1. Net asset value for MFIC, AFT, and AIF as of September 30, 2023. MFIC pro forma net assets includes the impact of the $0.20 per share special dividend, payable by MFIC after the closing of the Merger(s). 2. Market capitalization and average daily value traded 3 months as of November 3, 2023. Combined market capitalization does not include the impact of the $0.20 per share special dividend. 34 Market Capitalization

PROPOSED MERGERS OF MFIC, AFT, AND AIF Investment Portfolios Affiliates of Apollo manage MFIC, AFT, and AIF, which mitigates the diligence concerns typically associated with mergers of unaffiliated entities. The CEFs’ portfolios primarily include liquid assets that are owned throughout the Apollo platform, which will help facilitate a seamless rotation in the ordinary course into directly originated assets that align with MFIC’s investment strategy. MFIC AFT AIF 8% 5% 0% 8% Structured Credit and High Yield Other Merx Other 14% Bonds High Yield 40% 32% Bonds Direct Direct Origination Origination $2.33 92% $317 $336 billion Direct million million Origination 62% 38% Broadly Broadly Syndicated Loans Syndicated Loans On a fair value basis. As of December 31, 2023. May not sum to 100% due to rounding. Private and Confidential 35

PROPOSED MERGERS OF MFIC, AFT, AND AIF Pro Forma Portfolio Metrics Improve Once Rotated and Deployed Portfolio Rotation, at Fair Value ($ in millions) 215 companies Deploy into direct origination Ø Portfolio increases by ~$1.0 billion $3,358 6%, $195 Ø Merx decreases to <6% $656 $332 149 companies 3 Rotate into direct origination $474 $2,369 Retain $183 8%, $195 94% Ø Direct origination increases to 94% $3,162 92% $2,174 MFIC AFT + AIF Incremental Assets MFIC (9/30/23) (9/30/23) Pro Forma 1, 2 Direct Origination Merx Aviation, LLC Liquid Assets (BSL, high yield bonds) Incremental Asset Capacity 1. Incremental asset capacity based on MFIC net leverage ratio of 1.40x. The net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets. 2. MFIC is subject to a 150% minimum asset coverage requirement pursuant to Section 61(a)(2) of the 1940 Act, as amended by The Small Business Credit Availability Act (“SBCAA”). AFT and AIF are both subject to a 300% minimum asset coverage requirement on debt pursuant to Section 18 of the 1940 Act. 3. Rotation will occur in the ordinary course. 36

PROPOSED MERGERS OF MFIC, AFT, AND AIF Existing Sources of Financing in Place to Execute the Mergers MFIC Debt ($ in millions) $2,500 $2,500 $2,412 $2,412 $2,180 $374 $2,000 $2,000 Debt Outstanding $974 $2,038 $742 $600 $1,500 $1,500 Debt Outstanding Debt Outstanding $1,438 $1,438 $731 $731 $1,000 $1,000 $963 $232 $232 $500 $500 $125 $125 $125 $350 $350 $350 $- $- 9/30/2023 9/30/2023 Pro forma 1 Pro forma for CLO for Proposed Mergers 2 2025 Notes 2026 Notes MFIC Bethesda CLO 1 Revolver Outstanding Revolver Draw for the Proposed Mergers Undrawn Revolver Commitments Note: The closed-end funds’ existing indebtedness will be repaid by MFIC contemporaneous to the closing of each transaction. 1. On November 2, 2023, MFIC completed a $402.36 million collateralized loan obligation (“CLO”) transaction. Proceeds from the CLO transaction were used to repay borrowings under the Company’s multi-currency revolving credit facility (the “Revolver”). 2. Undrawn revolver commitments based on $1.705 billion of lender commitments. Lender commitments under the Revolver will decrease to $1.550 billion on December 22, 2024. 37

PROPOSED MERGERS OF MFIC, AFT, AND AIF Combined Company Expected to Generate Significant Value for All Shareholders Financially Attractive Transactions for All Shareholders Upfront cash payments and accretive to return on equity and net investment income per share Potential for Increased Shareholder Value Larger company may enhance market visibility, increase stock liquidity, and increase shareholder value + Growth mindset Transactions Create a Larger BDC Focused on Middle Market Direct Lending 1 Leverages affiliation with MidCap Financial, a leading middle market lender managed by Apollo 1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to MFIC or to MFIC’s Investment Adviser. MidCap Financial is not obligated to take into account the MFIC’s interests (or those of other potential participants in assets sourced) when sourcing loans across its platform. 38

PROPOSED MERGERS OF MFIC, AFT, AND AIF Apollo Senior Floating Rate Fund Inc. (NYSE: AFT) at a Glance Objective and Strategy 1 Portfolio Characteristics AFT is a diversified, closed-end management investment company. AFT’s investment objective Weighted Average Floating Rate Spread / % Floating Rate 4.96% / 92.3% is to seek current income and preservation of capital by investing primarily in senior, secured loans made to companies whose debt is rated below investment grade and investments with Weighted Average Fixed Rate Coupon / % Fixed Rate 7.53% / 7.7% similar economic characteristics. Weighted Average Maturity (in years) (floating assets) 4.24 Weighted Average Maturity (in years) (fixed assets) 5.07 Fund Facts and Data 2 Average Position Size by Issuer $3.8 million Symbol NYSE- AFT 2 Number of Issuers 93 Inception Date 2/23/11 3 Weighted Average S&P Rating B Capital Structure 3 Weighted Average Rating Factor (Moody’s) 3,229 Shares Outstanding 15.6 million 4 Credit Quality Net Asset Value $234.1 million BB 4.4% Leverage $130.0 million B 54.8% Total Managed Assets $364.1 million CCC+ or Lower 9.6% Portfolio, at Fair Value $336.2 million Not Rated 31.2% Debt-to-Net Asset Value Ratio 0.56x 5 Top 5 Industries (% Market Value) Portfolio Composition (% Market Value) Services: Business 18.3% Broadly Syndicated Loans 62.3% Healthcare & Pharmaceuticals 15.1% Direct Origination 32.0% High Tech Industries 15.0% High Yield Bonds 5.2% Banking, Finance, Insurance & Real Estate 9.2% Equity / Other 0.4% Telecommunications 6.0% Total 63.6% Information as of December 31, 2023. 1. Averages based on par value of investment securities, except for the % floating and fixed rate, which are based on market value. 2. Excludes equity investments. 3. Excludes securities with no rating or non-performing defaulted securities as of December 31, 2023. Credit quality is calculated as a percentage of fair value of investment securities at December 31, 2023. The quality ratings reflected were issued by S&P Global Ratings (“S&P”), an internationally recognized statistical rating organization. 4. Credit quality ratings reflect the rating agency’s opinion of the credit quality of the underlying positions in the Fund’s portfolio and not that of the Fund itself. Credit quality ratings are subject to change. 5. The industry classifications reported are from widely recognized market indexes or rating group indexes, and/or as defined by Fund management, with the primary source being Moody’s Investors Service (“Moody’s”), an internationally recognized statistical rating organization. 39

PROPOSED MERGERS OF MFIC, AFT, AND AIF Apollo Tactical Income Fund Inc. (NYSE: AIF) at a Glance 1 Portfolio Characteristics Objective and Strategy AIF is a diversified, closed-end management investment company. The Fund’s primary Weighted Average Floating Rate Spread / % Floating Rate 5.57% / 84.3% investment objective is to seek current income with a secondary objective of preservation of Weighted Average Fixed Rate Coupon / % Fixed Rate 6.73% / 15.7% capital by investing in a portfolio of senior loans, corporate bonds and other credit Weighted Average Maturity (in years) (floating assets) 4.78 instruments of varying maturities. The Fund seeks to generate current income and preservation of capital primarily by allocating assets among different types of credit Weighted Average Maturity (in years) (fixed assets) 4.95 instruments based on absolute and relative value considerations. 2 Average Position Size by Issuer $3.4 million Fund Facts and Data 2 Number of Issuers 100 Symbol NYSE- AIF 3 Weighted Average S&P Rating B Inception Date 2/25/13 3 Weighted Average Rating Factor (Moody’s) 3,205 Capital Structure 4 Credit Quality Shares Outstanding 14.5 million BB 10.2% Net Asset Value $213.6 million B 37.7% Leverage $121.0 million CCC+ or Lower 11.0% Total Managed Assets $334.6 million Not Rated 41.1% Portfolio, at Fair Value $316.7 million 5 Top 5 Industries (% Market Value) Debt-to-Net Asset Value Ratio 0.57x Healthcare & Pharmaceuticals 16.6% Portfolio Composition (% Market Value) High Tech Industries 14.2% Broadly Syndicated Loans 38.3% Services: Businesses 9.6% Direct Origination 40.5% Banking, Finance, Insurance & Real Estate 8.4% High Yield Bonds 13.5% Media: Advertising, Printing, & Publishing 7.3% Structured Products 7.4% Total 56.1% Equity / Other 0.3% Information as of December 31, 2023. 1. Averages based on par value of investment securities, except for the % floating and fixed rate, which are based on market value. 2. Excludes equity investments. 3. Excludes securities with no rating or non-performing defaulted securities as of December 31, 2023. Credit quality is calculated as a percentage of fair value of investment securities at December 31, 2023. The quality ratings reflected were issued by S&P Global Ratings (“S&P”), an internationally recognized statistical rating organization. 4. Credit quality ratings reflect the rating agency’s opinion of the credit quality of the underlying positions in the Fund’s portfolio and not that of the Fund itself. Credit quality ratings are subject to change. 5. The industry classifications reported are from widely recognized market indexes or rating group indexes, and/or as defined by Fund management, with the primary source being Moody’s Investors Service (“Moody’s”), an internationally recognized statistical rating organization. Excludes Structured Products, which represent 7.4% of the fair value of the portfolio at December 31, 2023. 40

Conclusion 41

CONCLUSION

APOLLO

Reasons to Own MFIC

1. **SECULAR TAILWINDS AND RECENT VOLATILITY CREATE ATTRACTIVE ENVIRONMENT FOR PRIVATE CREDIT**
2. **ROBUST ORIGINATION CAPABILITIES OF MIDCAP FINANCIAL[1] / APOLLO PROVIDE ATTRACTIVE AND SIGNIFICANT DEAL FLOW**
3. **PRUDENT PORTFOLIO CONSTRUCTION WITH FOCUS ON FIRST LIEN, CASH PAY, FLOATING RATE LOANS TO MIDDLE MARKET COMPANIES**
4. **INDUSTRY-LEADING, SHAREHOLDER-FRIENDLY FEE STRUCTURE**

1. MidCap Financial refers to MidCap FinCo Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, and its subsidiaries, including MidCap Financial Services, LLC. MidCap Financial is managed by Apollo Capital Management, L.P., a subsidiary of Apollo Global Management, Inc., pursuant to an investment management agreement between Apollo Capital Management, L.P. and MidCap FinCo Designated Activity Company. MidCap Financial is not an investment adviser, subadviser or fiduciary to the Corporation or to the Corporation's Investment Adviser. MidCap Financial is not obligated to take into account the Corporation's interests (or those of other potential participants in assets sourced) when sourcing loans across its platform.

42

Appendix 43

MFIC Senior Leadership Team Howard T. Widra Executive Chairman Mr. Widra has been with Apollo and/or its affiliates since 2013 and serves as Apollo’s Head of Direct Origination. He was appointed Executive Chairman in August 2022. He served as the Company’s Chief Executive Officer from May 2018 to August 2022 and as President from June 2016 to May 2018. He has also been a Director since May 2018. Mr. Widra was a co-founder of MidCap Financial, a middle-market specialty finance firm with $21.3 billion of annual originations1 and was formerly its Chief Executive Officer. Prior to MidCap Financial, Mr. Widra was the founder and President of Merrill Lynch Capital Healthcare Finance. Prior to Merrill Lynch, Mr. Widra was President of GE Capital Healthcare Commercial Finance and held senior roles in its predecessor entities including President of Heller Healthcare Finance, and COO of Healthcare Financial Partners. Mr. Widra holds a J.D., Cum Laude, from the Harvard Law School and a BA from the University of Michigan. Tanner Powell Chief Executive Officer Mr. Powell joined Apollo in 2006. Mr. Powell was appointed Chief Executive Officer of the Company in August 2022. He served as President of the Company from May 2018 to August 2022 and served as Chief Investment Officer for the Company’s investment adviser from June 2016 to August 2022. Mr. Powell is a Managing Director and Portfolio Manager in Apollo’s Direct Origination business. He holds leadership roles in Apollo’s Credit Business, including its aircraft leasing and lending businesses. From 2004 to 2006, he served as an analyst in Goldman Sachs’ Principal Investment Area (PIA). From 2002 to 2004, Mr. Powell was an Analyst in the Industrials group at Deutsche Bank. He graduated from Princeton University with a BA in political economy. Ted McNulty President and Chief Investment Officer, AIM Mr. McNulty joined Apollo in 2014. He is a is Managing Director in Apollo’s Credit business. He was appointed President of the Company and Chief Investment Officer for the Company’s investment adviser in August 2022. Prior to joining Apollo, Mr. McNulty ran the mezzanine and later merchant banking business for a subsidiary of Mitsubishi UFJ, and was a director at Haland before that. Previously, he held various roles at JPMorgan and its predecessor institutions, primarily in leveraged finance. Mr. McNulty received an MBA from the Kellogg School of Management and a BA in Government from Harvard University. Greg Hunt Chief Financial Officer Mr. Hunt is a Managing Director of Finance at Apollo Global Management, Inc. He began his term as Chief Financial Officer and Treasurer of the Company in May 2012. Mr. Hunt also currently serves as Interim Chief Financial Officer for Apollo Debt Solutions BDC. Previously, Mr. Hunt was Executive Vice President and Chief Financial Officer for Yankee Candle which he joined in April 2010. Prior to joining Yankee Candle, Mr. Hunt served as the Executive Vice President of Strategic and Commercial Development for Norwegian Cruise Lines from 2007 to 2009. Prior to joining Norwegian Cruise Lines, Mr. Hunt served as Chief Financial Officer and Chief Restructuring Officer of Tweeter Home Entertainment Group, Inc. from 2006 to 2007 and Chief Financial Officer and Co-Chief Executive of Syratech Corporation from 2001 to 2006. Prior to Syratech, Mr. Hunt held several senior financial leadership positions including Chief Financial Officer of NRT Inc., Culligan Water Technologies, Inc. and Samsonite `Corporation. Mr. Hunt has also served as a Director and Chairman of the Audit Committee of Kymera International, a global manufacturer and supplier of metal products, since January 2020; and as Director and Chairman of the Audit Committee of Danimer Scientific (DNMR/NYSE), a leading developer and manufacturer of biodegradable plastic products, since June 2019. He is also the Co- Chair on the Board of Advisors for the University of Vermont School of Business. Mr. Hunt earned a bachelor’s degree in accounting and finance from the University of Vermont and is a Certified Public Accountant. 44

MFIC Senior Leadership Team (continued) Kristin Hester Chief Legal Officer and Secretary Ms. Hester joined Apollo in 2015 and currently serves as Senior Counsel for Apollo. She was promoted to Chief Legal Officer for the Company in August 2022 and served as General Counsel for the Company from May 2020 to August 2022. Ms. Hester also serves as General Counsel for Apollo Debt Solutions BDC, Apollo Senior Floating Rate Fund Inc., and Apollo Tactical Income Fund Inc. Prior to joining Apollo, Ms. Hester was associated with the law firms of Dechert LLP from 2009-2015 and Clifford Chance US LLP from 2006-2009. In each case she primarily advised U.S. registered investment companies, their investment advisers, and boards of directors on various matters under the Investment Company Act of 1940. Ms. Hester received her JD from Duke University School of Law and graduated cum laude from Bucknell University with a BS in Business Administration.. Ryan Del Giudice Chief Compliance Officer Mr. Del Giudice joined Apollo in 2022 and serves as the Chief Compliance Officer for the Apollo Diversified Real Estate Fund, Apollo Diversified Credit Fund, Apollo Debt Solutions BDC, MidCap Financial Investment Corporation, Apollo Senior Floating Rate Fund Inc., and Apollo Tactical Income Fund, Inc. Before joining Apollo, Mr. Del Giudice was the Chief Compliance Officer and SVP of Operations for Griffin Capital's interval fund platform and registered investment advisers subsidiaries from 2017 to 2022. Prior to that, Mr. Del Giudice was a Vice President at Cipperman Compliance Services (acquired by Foreside), a boutique compliance consulting firm, where he served as the Chief Compliance Officer and/or consultant for registered investment companies, business development companies and alternative asset managers. Mr. Del Giudice graduated from St. Joseph’s University with a BS in Business Administration and Finance. Patrick Ryan Chief Credit Officer, AIM Mr. Ryan joined Apollo Capital Management, L.P. in 2015 as Managing Director and Chief Credit Officer. Prior to joining Apollo, Mr. Ryan was at Citibank since 1996 in various Senior Credit Officer roles across all of Citi’s asset classes and geographies, including most recently serving as Chief Credit Officer for Citi’s $600 billion corporate credit portfolio and Chief Risk Officer overseeing risk governance and risk management for Citibank N.A.’s $1.3 trillion balance sheet. Mr. Ryan co-founded Staten Island ACHIEVE Dollars for Scholars, a charitable foundation providing college scholarships to students on Staten Island. Mr. Ryan co-founded the Cardinal Scholarships and is a Member of the Wesleyan University Athletic Advisory Council. Mr. Ryan has a B.A. in American History from Wesleyan University and a M.B.A. from Columbia Business School. 45

APOLLO

MFIC Top Corporate Lending Issuers[1] as of December 31, 2023

		Fair Value ($ in millions)		% of Total Portfolio
1	ChyronHego Corporation [2]	$	129	5.5%
2	Lending Point	$	44	1.9%
3	LashCo	$	43	1.9%
4	Beacon Mobility	$	37	1.6%
5	PSI Services, LLC	$	36	1.5%
6	UpStack	$	32	1.4%
7	Activ	$	32	1.4%
8	Rise Baking	$	32	1.4%
9	Truck-Lite Co., LLC	$	31	1.3%
10	Thomas Scientific	$	31	1.3%
11	New Era Technology, Inc.	$	31	1.3%
12	Medical Guardian	$	31	1.3%
13	IPS	$	31	1.3%
14	Englert	$	31	1.3%
15	Heniff and Superior	$	31	1.3%
16	AML Rightsource	$	31	1.3%
17	US Auto	$	31	1.3%
18	Berner Foods	$	30	1.3%
19	Turkey Hill	$	29	1.3%
20	High Street Insurance	$	29	1.2%
21	Club Car Wash	$	28	1.2%
22	Modern Campus	$	27	1.1%
23	AVAD, LLC	$	27	1.1%
24	US Legal Support	$	25	1.1%
25	PHS	$	25	1.1%
26	FingerPaint Marketing	$	25	1.1%
27	NSi Industries	$	25	1.1%
28	Jacent	$	23	1.0%
29	Westfall Technik, Inc.	$	23	1.0%
30	Pro Vigil	$	23	1.0%
	Other (120 companies)	$	1,332	57.1%
	Total Portfolio (150 companies)	$	2,334	100.0%

Top 10
19.2%

Corporate Lending	
Average Funded Position [3]	$14.7 m
Average New Commitment Made in 2023	$6.5 m

1. Corporate lending includes leveraged lending, life sciences, franchise finance, asset based and lender finance. Excludes Merx Aviation and other select investments. Top portfolio companies based on fair value as of December 31, 2023. 2. The ChyronHego Corporation exposure includes $108 million first lien secured debt and $21 million preferred equity. 3. At fair value.

46

Financial Highlights ($ in thousands, except per share data) Dec-23 Sep-23 Jun-23 Mar-23 Dec-22 Financial Highlights Net investment income per share $0.46 $0.43 $0.44 $0.45 $0.43 Net realized and change in unrealized gains (losses) from investments and $0.05 $0.03 ($0.05) $0.01 ($0.41) foreign currencies per share Earnings (loss) per share $0.51 $0.46 $0.39 $0.46 $0.02 Net asset value per share $15.41 $15.28 $15.20 $15.18 $15.10 Distribution recorded per common share $0.38 $0.38 $0.38 $0.38 $0.37 1 Net leverage ratio 1.34 x 1.40 x 1.45 x 1.41 x 1.41 x Investment Activity Commitments Gross commitments made $174,939 $19,745 $78,733 $110,331 $73,269 Exits of commitments (178,112) (75,053) (63,809) (131,921) (93,482) Net investment commitments made ($3,173) ($55,307) $14,925 ($21,590) ($20,214) Funded Investment Activity Gross fundings, excluding Merx Aviation and revolvers $113,518 $16,188 $72,828 $105,792 $104,551 Net fundings, including Merx Aviation and revolvers ($46,536) (42,581) $22,366 ($20,471) ($47,706) Notes: Numbers may not sum due to rounding. 1. The Company’s net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets. 47

APOLLO

Portfolio Highlights

($ in thousands)	Dec-23	Sep-23	Jun-23	Mar-23	Dec-22
Portfolio by Strategy, at fair value ($)					
Leveraged lending	$1,788,586	$1,788,540	$1,830,834	$1,803,762	$1,733,659
Life sciences	153,666	187,698	189,687	204,036	213,278
Asset based, franchise finance and lender finance	155,000	150,617	147,661	128,119	137,776
Other	45,829	46,856	48,215	52,080	51,962
Corporate lending[1] and other portfolio	$2,143,081	$2,173,711	$2,216,396	$2,187,997	$2,136,674
Merx Aviation	191,118	195,397	192,891	197,214	261,446
Total investment portfolio	$2,334,199	$2,369,108	$2,409,287	$2,385,211	$2,398,120
Portfolio by Strategy, at fair value (%)					
Leveraged lending	76%	76%	76%	76%	72%
Life sciences	7%	8%	8%	9%	9%
Asset based, franchise finance and lender finance	7%	6%	6%	5%	6%
Other	2%	2%	2%	2%	2%
Corporate lending[1] and other portfolio	92%	92%	92%	92%	89%
Merx Aviation	8%	8%	8%	8%	11%
Total investment portfolio	100%	100%	100%	100%	100%
Weighted Average Yield on Debt Investments, average [2]					
Corporate lending portfolio [1]	12.2%	12.0%	11.7%	11.3%	10.3%
Merx Aviation	9.8%[3]	9.7%	9.9%	10.0%	10.0%
Core portfolio	12.1%	11.9%	11.6%	11.2%	10.3%
Number of portfolio companies, at period end	152	149	150	141	135

1. Corporate lending includes leveraged lending, life sciences, franchise finance, asset based and lender finance. Excludes Merx Aviation and select other assets. 2. Based on average of beginning of period and end of period portfolio yield. On a cost basis. Exclusive of investments on non-accrual status. 3. Based on yield on $74 million debt investment out of a total investment of $191 million on a fair value basis.

48

APOLLO

Corporate Lending Portfolio Detail[1]

($ in thousands)	Dec-23	Sep-23	Jun-23	Mar-23	Dec-22
Portfolio by Asset Class, measured at fair value ($)					
First Lien	$2,016,930	$2,010,175	$2,050,105	$2,015,709	$1,965,800
Second lien	31,886	$66,558	$68,441	69,357	70,919
Other	48,435	$50,122	$49,636	50,852	47,994
Total corporate lending portfolio	$2,097,252	$2,126,855	$2,168,182	$2,135,917	$2,084,712
Portfolio by Asset Class, measured at fair value (%)					
First Lien	96%	95%	95%	94%	94%
Second lien	2%	3%	3%	4%	4%
Other	2%	2%	2%	2%	2%
Total corporate lending portfolio	100%	100%	100%	100%	100%
Weighted Average Spread over SOFR of Floating Rate Assets (in bps)					
First Lien	620	614	607	606	602
Second lien	796	846	846	846	846
Weighted average spread	623	621	614	613	610
Weighted Average Net Leverage[2, 3, 4, 5]					
First Lien	5.26 x	5.47 x	5.47 x	5.46 x	5.51 x
Second lien	5.90 x	4.83 x	4.96 x	5.07 x	5.04 x
Weighted average net leverage	5.27 x	5.44 x	5.45 x	5.45 x	5.49 x
Interest Rate Type, measured at fair value					
Fixed rate %	0%	0%	0%	0%	0%
Floating rate %	100%	100%	100%	100%	100%
Sponsored / Non-sponsored, measured at fair value					
Sponsored %	88%	86%	86%	86%	86%
Non-sponsored %	12%	14%	14%	14%	14%
Other Metrics					
Pursuant to co-investment order %	86%	86%	86%	86%	86%
Average borrower exposure	$14,666	$15,192	$15,377	$16,181	$16,545
Interest coverage[2, 4, 5]	1.9 x[6]	1.9 x	2.1 x	2.3 x	2.5 x
Attachment point[2, 4, 5]	0.1 x	0.1 x	0.1 x	0.1 x	0.2 x

1. Corporate lending includes leveraged lending, life sciences, franchise finance, asset based and lender finance. Excludes Merx Aviation and select other assets. 2. Source: Company data. 3. Through MFIC position. 4. Excludes select investments where metric is not relevant or appropriate or data is not available. 5. Weighted average by cost. Current metric. 6. The weighted average interest coverage ratio of the corporate lending portfolio was 1.8x based on TTM EBITDA through September 2023 and estimated annualized interest expense assuming December 31, 2023 base rates.

49

APOLLO

Corporate Lending Commitments[1]

($ in thousands)	Dec-23	Sep-23	Jun-23	Mar-23	Dec-22
Gross Commitments Made by Asset Class					
First lien	$174,923	$19,745	$78,733	$110,020	$73,178
Second lien and Other	16	-	-	311	90
Gross commitments made	$174,939	$19,745	$78,733	$110,331	$73,269
Gross Commitments Made Information					
Number of portfolio companies	20	9	15	15	9
Average commitment size	$8,747	$2,194	$5,249	$7,355	$8,141
Floating Rate %	96%	100%	100%	100%	100%
Pursuant to co-investment order %	100%	100%	94%	100%	97%
Weighted Average Spread over LIBOR of New Floating Rate Commitments (in bps)					
First lien	625	672	681	665	680
Second lien	N/A	N/A	N/A	N/A	N/A
Weighted average spread	625	672	681	665	680
Weighted Average Net Leverage of New Commitments [2]					
First lien	3.6 x	2.7 x	3.7 x	4.2 x	4.8 x
Second lien	N/A	N/A	N/A	N/A	N/A
Weighted average net leverage	3.6 x	2.7 x	3.7 x	4.2 x	4.8 x
Exits of Commitments by Asset Class					
First lien	($143,876)	($75,025)	($63,803)	($108,139)	($93,482)
Second lien and Other	($34,235)	(27)	(6)	(23,782)	(0)
Exits of commitments	($178,112)	($75,053)	($63,809)	($131,921)	($93,482)

1. Corporate lending includes leveraged lending, life sciences, franchise finance, asset based and lender finance. Excludes Merx Aviation and select other investments. 2. Source: Company data. through MFIC position. Excludes select investments where debt-to-EBITDA is not a relevant or appropriate metric, or data is not available. Weighted average by cost. Current metric.

50

APOLLO

Funded Investment Activity

($ in thousands)	Dec-23	Sep-23	Jun-23	Mar-23	Dec-22
Fundings, excluding Merx Aviation and Revolvers					
Gross fundings	$113,518	$16,188	$72,828	$105,792	$104,551
Sales and syndications	-	-	-	-	(27,500)
Repayments	(152,086)	(58,552)	(57,666)	(54,151)	(113,460)
Net fundings, excluding Merx Aviation and revolvers	($38,568)	($42,364)	$15,163	$51,640	($36,409)
Merx Aviation					
Gross Fundings	$-	$-	$-	$-	$-
Repayments	(7,000)	-	(3,500)	(65,425)	-
Net fundings, Merx Aviation	($7,000)	$-	($3,500)	($65,425)	$-
Revolvers, excluding Merx Aviation					
Gross Fundings	$20,602	$14,157	$28,773	$45,266	$54,345
Sales and Syndications	-	-	-	-	-
Repayments	(21,570)	(14,373)	(18,069)	(51,953)	(65,642)
Net fundings, revolvers	($968)	($217)	$10,703	($6,686)	($11,297)
Total Funded Investment Activity					
Gross Fundings	$134,120	$30,345	$101,601	$151,058	$158,896
Sales and Syndications	-	-	-	-	(27,500)
Repayments	(180,657)	(72,925)	(79,235)	(171,529)	(179,102)
Net fundings, including Merx Aviation and revolvers	($46,536)	($42,581)	$22,366	($20,471)	($47,706)
Number of Portfolio Companies					
Number of portfolio companies, at beginning of period	149	150	141	135	136
Number of new portfolio companies	10	2	12	8	5
Number of exited portfolio companies	(7)	(3)	(3)	(2)	(6)
Number of portfolio companies, at period end	152	149	150	141	135

51

Credit Quality As of December 31, 2023, 1.2% of total investments at amortized cost, or 0.2% of total investments at fair value, were on non-accrual status ($ in thousands) Dec-23 Sep-23 Jun-23 Mar-23 Dec-22 Investments on Non-Accrual Status Non-accrual investments at amortized cost $31,568 $33,065 $25,822 $25,822 $49,443 Non-accrual investments/total portfolio, at amortized cost 1.2% 1.3% 1.0% 1.0% 1.9% Non-accrual investments at fair value $5,706 $11,637 $7,462 $8,731 $10,437 Non-accrual investments/total portfolio, at fair value 0.2% 0.5% 0.3% 0.4% 0.4% Investments on Non-Accrual Status as of December 31, 2023 Industry Cost Fair Value Ambrosia Buyer Corp. $15,201 $2,207 Business Services Crowne Automotive 1,284 398 Automotive Sequential Brands Group, Inc. - 238 Consumer Goods – Non-durable Solarplicity Group Limited (f/k/a AMP Solar UK) 7,231 2,146 Energy – Electricity ViewRay 7,852 716 Healthcare & Pharmaceuticals Total $31,568 $5,706 Note: Numbers may not sum due to rounding. 52

Net Asset Value Rollforward ($ in thousands, except per share data) Dec-23 Sep-23 Jun-23 Mar-23 Dec-22 Per Share NAV, beginning of period $15.28 $15.20 $15.18 $15.10 $15.45 Net investment income 0.46 0.43 0.44 0.45 0.43 Net realized and change in unrealized gains (losses) 0.05 0.03 (0.05) 0.01 (0.41) Net increase (decrease) in net assets resulting from operations 0.51 0.46 0.39 0.46 0.02 Offering costs for the issuance of common stock – – – – – Repurchase of common stock – – 0.01 – – Distribution recorded (0.38) (0.38) (0.38) (0.38) (0.37) NAV, end of period $15.41 $15.28 $15.20 $15.18 $15.10 Total NAV, beginning of period $996,845 $991,677 $993,367 $988,107 $1,011,036 Net investment income 29,770 27,896 28,850 29,484 28,013 Net realized and change in unrealized gains (losses) 3,492 2,068 (3,447) 649 (26,725) Net increase (decrease) in net assets resulting from operations 33,262 29,963 25,404 30,132 1,288 Net proceeds from shares sold, less offering costs – – – – – Repurchase of common stock – – (2,297) – – Distributions recorded (24,796) (24,795) (24,796) (24,872) (24,217) NAV, end of period $1,005,310 $996,845 $991,677 $993,367 $988,107 Net Asset Value Per Share $16 $15.41 $15.28 $15.20 $15.18 $15 $15.10 $15 $15 Dec-22 Mar-23 Jun-23 Sep-23 Dec-23 Note: Numbers may not sum due to rounding. 53

APOLLO

Quarterly Operating Results

($ in thousands, except per share data)	Dec-23	Sep-23	Jun-23	Mar-23	Dec-22
Total investment income					
Interest income (excluding PIK)	$70,065	$66,681	$66,655	$64,787	$61,543
Dividend income	473	740	115	23	191
PIK interest income	930	479	812	784	851
Other income	484	275	1,034	2,184	735
Total investment income	$71,951	$68,175	$68,617	$67,778	$63,320
Expenses					
Management fees	$4,397	$4,374	$4,334	$4,264	$8,758
Performance-based incentive fees	6,332	5,917	6,120	6,196	318
Interest and other debt expenses	27,155	26,275	26,002	24,766	22,760
Administrative services expense	1,371	1,621	1,425	1,422	1,601
Other general and administrative expenses	3,144	2,494	2,236	2,256	2,169
Total expenses	42,399	40,682	40,117	38,904	35,605
Management and performance-based incentive fees waived and offset	-	-	-	(274)	(16)
Expense reimbursements	(218)	(403)	(351)	(335)	(282)
Net expenses	$42,182	$40,279	$39,767	$38,295	$35,307
Net investment income	**$29,770**	**$27,896**	**$28,850**	**$29,484**	**$28,013**
Net realized gains (losses)	1,400	($200)	($166)	($834)	($69,363)
Net change in unrealized gains (losses)	2,092	2,267	(3,280)	1,483	42,638
Net realized and change in unrealized gains (losses)	3,492	2,068	(3,447)	649	(26,725)
Net increase (decrease) in net assets resulting from operations	**$33,262**	**$29,963**	**$25,404**	**$30,132**	**$1,288**
Additional Data					
Net investment income per share	$0.46	$0.43	$0.44	$0.45	$0.43
Earnings (loss) per share	$0.51	$0.46	$0.39	$0.46	$0.02
Distribution recorded per common share	$0.38	$0.38	$0.38	$0.38	$0.37
Weighted average shares outstanding	65,253,275	65,253,275	65,366,516	65,451,359	65,451,359
Shares outstanding, end of period	65,253,275	65,253,275	65,253,275	65,451,359	65,451,359

Note: Numbers may not sum due to rounding.

54

APOLLO

Quarterly Balance Sheet

($ in thousands, except share and per share data)	Dec-23	Sep-23	Jun-23	Mar-23	Dec-22
Assets					
Investments at fair value	$2,334,199	$2,369,108	$2,409,287	$2,385,211	$2,398,120
Cash and cash equivalents (including foreign currencies)	122,127	43,150	50,197	70,063	87,091
Interest receivable	21,442	20,406	15,175	16,043	17,169
Receivable for investments sold	2,796	264	2,857	1,792	3,100
Other assets [1]	20,767	22,143	25,732	16,155	20,036
Total Assets	**$2,501,331**	**$2,455,072**	**$2,503,248**	**$2,489,265**	**$2,525,516**
Liabilities					
Debt	$1,462,267	$1,434,497	$1,482,515	$1,470,852	$1,483,394
Payables for investments purchased	-	-	333	111	-
Distributions payable	-	-	-	-	24,217
Management and performance-base incentive fees payable	10,729	10,292	10,454	10,348	9,060
Interest payable	14,494	4,872	10,497	7,179	13,546
Accrued administrative services expense	1,657	2,601	1,801	1,393	748
Other liabilities and accrued expenses	6,874	5,966	5,971	6,014	6,444
Total Liabilities	**$1,496,021**	**$1,458,227**	**$1,511,571**	**$1,495,897**	**$1,537,409**
Net Assets	**$1,005,310**	**$996,845**	**$991,677**	**$993,368**	**$988,108**
Additional Data					
Net asset value per share	$15.41	$15.28	$15.20	$15.18	$15.10
Debt-to-equity ratio	1.45 x	1.44 x	1.49 x	1.48 x	1.50 x
Net leverage ratio [2]	1.34 x	1.40 x	1.45 x	1.41 x	1.41 x
Shares outstanding, end of period	65,253,275	65,253,275	65,253,275	65,451,359	65,451,359

Note: Numbers may not sum due to rounding. 1. Other assets include cash collateral on option contracts, dividends receivable, deferred financing costs, variation margin receivable on options contracts and prepaid expenses and other assets. 2. The Company's net leverage ratio is defined as debt outstanding plus payable for investments purchased, less receivable for investments sold, less cash and cash equivalents, less foreign currencies, divided by net assets.

55

Funding Sources as of December 31, 2023 Debt Facilities ($ in thousands) Debt Issued/ Final Maturity Interest Principal Amount Amended Date Rate Outstanding Secured Facilities: 1 4 Senior Secured Facility ($1.705 billion) 4/19/2023 4/19/2028 SOFR + 187.5 +10bps $ 682, 977 6 5 MFIC Bethesda CLO 1 LLC Class A-1 Notes 11/2/2023 10/23/2035 SOFR + 240bps 232, 000 Subtotal 914, 977 Unsecured Notes: 2025 Notes 3/3/2015 3/3/2025 5.250% 350, 000 2026 Notes 7/16/2021 7/16/2026 4.500% 125, 000 7 2028 Notes 12/13/2023 12/15/2028 8.000% 80, 000 Subtotal 555, 000 2 3 Weighted Average Annualized Interest Cost & Total Debt Obligations 6.938% 1, 469,977 Deferred Financing Cost and Debt Discount (7,710) Total Debt Obligations, Net of Deferred Financing Cost and Debt Discount $ 1, 462,267 1. Lender commitments under the Facility will remain $1.705 billion until December 22, 2024 and will decrease to $1.550 billion thereafter. 2. Includes the stated interest expense and commitment fees on the unused portion of the Senior Secured Facility. Excludes amortized debt issuance costs. For the three months ended December 31, 2023. Based on average debt obligations outstanding. 3. There was an increase in interest rate of 18 bps quarter-over-quarter; from 6.76% to 6.94% due to increase in SOFR. 4. Interest Rate for all lender commitments, excluding Special Non-Extending Lenders ($50 million commitment) is SOFR + 187.5 + 10bps for USD facilities and SONIA +187.5 + 10bps for GBP facilities. Interest Rate for Special Non-Extending Lenders ($50 million commitment) is SOFR + 200 + 10bps for USD facilities and SONIA + 200 + 10bps for GBP facilities. 5 Class A-1 Senior Secured Floating Rate Notes bear interest at the three-month SOFR plus 2.40% 6. On November 2, 2023, the Company completed a $402.36 million middle market collateralized loan obligation transaction. The Company sold the AAA Class A-1 Notes ($232.00 million par with a coupon of three-month SOFR plus 2.40%) and retained all Class A-2 Notes and all Subordinated Notes. Proceeds from the CLO transaction were used to repay borrowings under the Company’s Senior Secured Facility. 7. On December 13, 2023, the Company issued $86.25 million aggregate principal amount of 8.00% Notes due 2028 (inclusive of $11.25 million aggregate principal amount pursuant to the underwriters’ overallotment option to purchase additional Notes). 56

Interest Rate Exposure as of December 31, 2023 1 Investment Portfolio by Interest Rate Type Funding Sources by Interest Rate Type Variable rate assets Fixed rate debt 2% Fixed rate assets 22% 4% Non yielding and non-accrual assets 8% Common equity 41% Floating rate debt Floating rate 37% assets 86% Floating Rate Asset Floor Net Investment Income Interest Rate Sensitivity Annual Net Investment Par or Cost Annual Net Investment % of Floating Rate Portfolio Income (in millions) Income Per Share (in millions) Interest Rate Floors Basis Point Change No Floor $58 3% Up 150 basis points $14.0 $0.214 < 1.00% 160 8% Up 100 basis points $9.3 $0.143 1.00% to 1.24% 1,633 80% Up 50 basis points $4.7 $0.071 1.25% to 1.49% 0 0% Down 50 basis points ($4.7) ($0.071) 1.50% to 1.74% 39 2% Down 100 basis points ($9.3) ($0.143) > = 1.75% 152 7% Down 150 basis points ($14.0) ($0.214) Note: Numbers may not sum due to rounding. 1. Total investment portfolio. On a fair value basis. 57

APOLLO

Realized and Change in Unrealized Gains (Losses) by Strategy

($ in millions)	Dec-23	Sep-23	Jun-23	Mar-23	Dec-22
Leveraged lending	$4.5	$0.0	($0.5)	$1.0	($13.6)
Life sciences	($3.3)	($2.2)	($2.0)	$0.1	$1.3
Franchise Finance	$0.0	$0.1	$0.1	($0.1)	($0.1)
Asset based and Lender finance	$2.7	$0.2	$1.8	$0.2	($0.4)
Fx gain (loss) on corporate lending	($2.0)	$2.2	($1.6)	($0.9)	($3.5)
Corporate lending portfolio	**$1.9**	**$0.4**	**($2.3)**	**$0.2**	**($16.3)**
Merx Aviation	$2.7	$2.5	($0.8)	$1.2	($4.2)
Other	($1.1)	($0.8)	($0.3)	($0.8)	($6.3)
Total investment portfolio	**$3.5**	**$2.1**	**($3.4)**	**$0.6**	**($26.7)**
Corporate Lending Gain (Loss) by Lien Type					
1st lien corporate lending	$4.1	($0.3)	$0.0	($0.8)	($2.3)
2nd lien corporate Lending	($2.2)	$0.7	($2.3)	$1.0	($14.0)
Corporate lending portfolio	**$1.9**	**$0.4**	**($2.3)**	**$0.2**	**($16.3)**

per share	Dec-23	Sep-23	Jun-23	Mar-23	Dec-22
Leveraged lending	$0.07	$0.00	($0.01)	$0.01	($0.21)
Life sciences	($0.05)	($0.03)	($0.03)	$0.00	$0.02
Franchise Finance	$0.00	$0.00	$0.00	($0.00)	($0.00)
Asset based and Lender finance	$0.04	$0.00	$0.03	$0.00	($0.01)
Fx gain (loss) on corporate lending	($0.03)	$0.03	($0.02)	($0.01)	($0.05)
Corporate lending portfolio	**$0.03**	**$0.01**	**($0.04)**	**$0.00**	**($0.25)**
Merx Aviation	$0.04	$0.04	($0.01)	$0.02	($0.06)
Other	($0.02)	($0.01)	($0.00)	($0.01)	($0.10)
Total investment portfolio	**$0.05**	**$0.03**	**($0.05)**	**$0.01**	**($0.41)**
Corporate Lending Gain (Loss) by Lien Type					
1st lien corporate lending	$0.06	($0.01)	$0.00	($0.01)	($0.04)
2nd lien corporate Lending	($0.03)	$0.01	($0.04)	$0.02	($0.21)
Corporate lending portfolio	**$0.03**	**$0.01**	**($0.04)**	**$0.00**	**($0.25)**

Note: Numbers may not sum due to rounding.

58

APOLLO

Outstanding Commitments

($ in thousands)	Dec-23	Sep-23	Jun-23	Mar-23	Dec-22
Revolver Obligations and Bridge Loans					
Funded [1]	$89,089	$89,691	$88,357	$100,566	$106,919
Unfunded [1, 2]	176,723	175,720	181,088	182,462	196,408
Par	$265,811	$265,411	$269,445	$283,029	$303,327
Unfunded Revolver and Bridge Loan Availability [3]					
Unavailable	$2,336	$1,588	$2,479	$1,926	$3,694
Available	174,387	174,132	178,609	180,536	192,714
Total Unfunded	$176,723	$175,720	$181,088	$182,462	$196,408
Delayed Draw Term Loans [4]					
Par	$167,756	$142,575	$154,550	$176,702	$198,750
Number of borrowers	37	37	40	39	34

See Note 9 (Commitments and Contingencies) in the Company's Form 10-K for the year ended December 31, 2023 for additional information. 1. The funded revolver obligations include standby letters of credit issued and outstanding under the Senior Secured Facility. The unfunded revolver obligations include all other standby letters of credit issued and outstanding. 2. The unfunded revolver obligations relate to loans with various maturity dates. 3. Revolver availability is determined based on each loan's respective credit agreement which includes covenants that need to be met prior to funding and / or collateral availability for asset-based revolver obligations. 4. The delayed draw term loans include conditionality for the use of proceeds and are generally only accessible for acquisitions and also require lender approval. In addition, the delayed draw term loans require the satisfaction of certain pre-negotiated terms and conditions which can include covenants to maintain specified leverage levels and other related borrowing base covenants.

59

Portfolio by Strategy and Lien Type $ in 000's First Lien Second Lien Other Total Corporate lending $ 2,018,751 $ 31,887 $ 48,435 $ 2,099,072 Merx Aviation 74,075 - 117,043 191,118 Other 14,646 - 31,183 45,829 Total Potfolio $ 2,107,472 $ 31,887 $ 196,660 $ 2,336,019 % Total Portfolio First Lien Second Lien Other Total Corporate lending 86% 1% 2% 90% Merx Aviation 3% 0% 5% 8% Other 1% 0% 1% 2% Total Potfolio 90% 1% 8% 100% % Corporate Lending First Lien Second Lien Other Total Corporate lending 96% 2% 2% 100% At fair value. As of December 31, 2023. 60

Contact Information Elizabeth Besen Gregory W. Hunt Investor Relations Manager Chief Financial Officer and Treasurer Phone: (212) 822-0625 Phone: (212) 822-0655 Email: ebesen@apollo.com Email: ghunt@apollo.com 61